EXHIBIT 99.1

Equinox Gold to Announce Fiscal 2019 Financial Results on March 2, 2020

TSX: EQX
NYSE-A: EQX

VANCOUVER, Feb. 20, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) will announce its audited financial and operating results for the fourth quarter and fiscal year ended December 31, 2019 on Monday, March 2, 2020, before market open. A live conference call and webcast will follow on the same day commencing at 8:00 am PT (11:00 am ET), providing the opportunity for analysts and investors to ask questions of Equinox Gold's executive team.

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until June 2, 2020.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-to-announce-fiscal-2019-financial-results-on-march-2-2020-301008748.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2020/20/c1901.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO, Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 15:41e 20-FEB-20